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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                               (Amendment No.  )*


                              INFOSPACE.COM, INC.
                      ------------------------------------
                                (Name of Issuer)

                        COMMON STOCK, $0.0001 PAR VALUE
                      ------------------------------------
                         (Title of Class of Securities)

                                  45678T 102
                                  -----------
                                 (CUSIP Number)

                               DECEMBER 15, 1998
                      ------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to to which this
Schedule is filed:

     [_] Rule 13d-1(b)
     [_] Rule 13d-1(c)
     [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (3-98)

  CUSIP NO.  45678T 102

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Acorn Ventures-IS, LLC   I.R.S. ID#91-1906286

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2    (SEE INSTRUCTIONS)
                                                                (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Washington Limited Liability Corporation

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          2,751,306
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          2,751,306
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,751,306
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      12.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      CO

------------------------------------------------------------------------------

  CUSIP NO.  45678T 102

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Acorn Ventures, Inc.   I.R.S. ID#91-1610156

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2    (SEE INSTRUCTIONS)
                                                                (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Washington Corporation

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          2,751,306
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          2,751,306
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,751,306
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      12.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      CO

------------------------------------------------------------------------------

  CUSIP NO.  45678T 102

------------------------------------------------------------------------------
      NAMEs OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Rufus W. Lumry III

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2    (SEE INSTRUCTIONS)
                                                                (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          2,751,306
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          2,751,306
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,751,306
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      12.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN

------------------------------------------------------------------------------

Item 1(a)      Name of Issuer:

               InfoSpace.com, Inc.

Item 1(b)      Address of Issuer's Principal Executive Offices:

               15375 N.E. 90th Street, Redmond, WA 98052

Item 2(a)      Name of Person Filing:

               This statement is filed by an on behalf of (a) Acorn Ventures-IS, LLC, a Washington limited liability corporation; (b) Acorn Ventures, Inc., a Washington corporation; and (c) Rufus W. Lumry III, the principal stockholder, sole director and President of Acorn Ventures, Inc. Acorn Ventures, Inc. is the sole stockholder of Acorn Ventures-IS, LLC. Mr. Lumry may be deemed to control both Acorn Ventures, Inc. and Acorn Ventures-IS, LLC. The business address of each of the foregoing is 1309 114th Avenue S.E., Suite 200, Bellevue, WA 98004.

Item 2(b)      Address of Principal Business Office or, if none, Residence:

               See Item 2(a) above.

Item 2(c)      Citizenship:

               Acorn Ventures-IS, LLC is a Washington limited liability corporation. Acorn Ventures, Inc. is a Washington corporation. Mr. Lumry is a citizen of the United States.

Item 2(d)      Title of Class of Securities:

               Common Stock

Item 2(e)      CUSIP Number:

               45678T 102

Item 3.        Ownership

               Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

               (a) Amount of beneficially owed: 2,751,306

               (b) Percent of class: 12.0%

               (c) Number of shares as to which the person has:

                   (i)   Sole power to vote or to direct the vote    0   .
                                                                  -------
                   (ii)  Shared power to vote or to direct the vote  2,751,306*.
                   (iii) Sole power to dispose or to direct the disposition of
                            0   .
                         -------
                   (iv) Shared power to dispose or to direct the disposition of 2,751,306*.

                   * Includes 1,718,776 shares of Common Stock issuable upon
                     exercise of warrants currently exercisable.

Item 4.        Ownership of Five Percent or Less of a Class

               Not Applicable

Item 5.        Ownership of More than Five Percent on Behalf of Another Person

               Not Applicable

Item 6. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

               Not Applicable

Item 7.        Identification and Classification of Members of the Group

               Not Applicable

Item 8.        Notice of Dissolution of Group

               Not Applicable

Item 9.        Certification

               Not Applicable

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set in this statement is true, complete and correct.

                                         Dated:   February 12, 1999

                                         Acorn Ventures-IS, LLC

                                         By:  Acorn Ventures, Inc.

                                         By:  /s/ Rufus W. Lumry III
                                              ---------------------------------
                                              Rufus W. Lumry III
                                              President, Acorn Ventures, Inc.


                                         Acorn Ventures, Inc

                                         By:  /s/ Rufus W. Lumry III
                                              ---------------------------------
                                              Rufus W. Lumry III
                                              President, Acorn Ventures, Inc.


                                         Rufus W. Lumry III

                                         By:  /s/ Rufus W. Lumry III
                                              ---------------------------------
                                              Rufus W. Lumry III

                                   SCHEDULE I

                             JOINT FILING AGREEMENT
                         PURSUANT TO RULE 13d-1 (k) (1)


  The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated: February 12, 1999

                                         Acorn Ventures-IS, LLC

                                         By:  Acorn Ventures, Inc.

                                         By:  /s/ Rufus W. Lumry III
                                              ---------------------------------
                                              Rufus W. Lumry III
                                              President, Acorn Ventures, Inc.


                                         Acorn Ventures, Inc

                                         By:  /s/ Rufus W. Lumry III
                                              ---------------------------------
                                              Rufus W. Lumry III
                                              President, Acorn Ventures, Inc.


                                         Rufus W. Lumry III

                                         By:  /s/ Rufus W. Lumry III
                                              ---------------------------------
                                              Rufus W. Lumry III